Donnelly Corporation
                              414 East 40th Street
                             Holland, Michigan 49423


                                  June 9, 1997

Securities and Exchange Commission
Attn:  Mr. Timothy Levenberg
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C.  20549-1004

         Re:      Donnelly Corporation (the "Company")
                  Form S-2 Registration Statement
                  Registration No. 333-26465
                  Application to Withdraw Registration Statement

Dear Mr. Levenberg:

     On May 5, 1997, the Company filed the above-referenced Registration Statement on Form S-2 with the Securities and Exchange Commission, which Registration Statement was subsequently amended on May 15, 1997 and May 30, 1997. No securities have been sold or issued pursuant to the Registration Statement.

     This letter is the Company's formal Application to Withdraw the Registration Statement and amendments No. 1 and No. 2 thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended. The reason for the withdrawal of the Registration Statement is that the Company has decided not to proceed at this time with the offering of its common stock as contemplated by the Registration Statement.

     Please direct any comments or questions concerning this withdrawal to the attention of the Company's legal counsel, William J. Lawrence III and Harvey Koning of Varnum, Riddering, Schmidt & Howlett, 333 Bridge Street, N.W., P.O. Box 352, Grand Rapids, Michigan 49503 (telephone number 616-336-6000). Please direct to the attention of the undersigned written confirmation of the SEC's consent to the withdrawal of the Registration Statement.

                                   Sincerely,

                              DONNELLY CORPORATION


                            /s/ William R. Jellison
                               William R. Jellison
                   Principal Financial and Accounting Officer

cc:  William J. Lawrence III
     Harvey Koning